EXHIBIT 99.16
CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2022 (the “Form 40-F”), I, Marco Velásquez Corrales, Registered Member, Chilean Mining Commission, hereby consent to the use of my name in connection with the references to the report entitled “NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile” dated March 25, 2021 (the “Report”), to the use of my name in connection with the mineral resource estimate for the El Peñón Mine as at December 31, 2022 (the “Estimate”) and to the inclusion of the written disclosure of the Report, the Estimate and of extracts from or summaries thereof (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) and on Form F-10 (Commission File No. 333-264471).

By: /s/ "Marco Velásquez Corrales"
Name: Marco Velásquez Corrales, Registered Member, Chilean Mining Commission

March 29, 2023